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Exhibit 99

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MID ANNOUNCES APPOINTMENT OF CHIEF EXECUTIVE OFFICER

March 3, 2004, Aurora, Ontario, Canada....MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") announced today that its Board of Directors approved the appointment of Mr. Brian Tobin as its new Chief Executive Officer effective immediately.

Mr. Tobin currently sits on the Board of Directors of the Company and will continue to do so.

Mr. Tobin retired from politics in January 2002. During his political career, Mr. Tobin was Federal Minister of Fisheries from 1993 to 1996, Premier of Newfoundland and Labrador from 1996 to 2000 and Federal Minister of Industry from October 2000 until January 2002. Subsequent to this time, Mr. Tobin was a Strategic Advisor to a major Canadian law firm and serves as a director of a number of publicly traded corporations.

"Mr. Tobin will be an outstanding Chief Executive Officer", said Mr. Frank Stronach, Chairman of MID, "who can guide MID in the development of its business and ensure that the value of MID's investment in Magna Entertainment Corp. ("MEC") is optimized."

Mr. Tobin stated, "I am delighted to become the Chief Executive Officer of MID and I look forward to working with Werner Czernohorsky, President of MID, and the other members of management to grow MID and enhance shareholder value."

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For more information contact John Simonetti, Vice-President and Chief Financial Officer of MID, at (905) 726-7619.

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PRESS RELEASE MID ANNOUNCES APPOINTMENT OF CHIEF EXECUTIVE OFFICER